

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 21, 2008

<u>Via U.S. Mail</u>

Mr. Raymond P.L. Cannefax
President
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, UT   84119

      RE: **Paradigm Medical Industries, Inc.**
               Item 4.02 Form 8-K
               Filed May 16, 2008
               File No. 0-28498

Dear Mr. Cannefax:

     We have completed our review of your Form 8-K and related amendments and have no further comments at this time.

                  Sincerely,

                  Kevin L. Vaughn
                  Accounting Branch Chief